Exhibit 99.3

Execution Version

VOTING SUPPORT AGREEMENT

This voting support agreement between HRG Metals LP (“HRG”), certain affiliated entities of Orion Resources Partners (USA) LP (“Orion”, together with HRG, the “Sweetwater Investors”), and Uranium Energy Corp. (the “Shareholder”, and together with the Sweetwater Investors, the “Parties” and each a “Party”) is made this 16th day of April, 2026.

RECITALS

Uranium Royalty Corp. (the “Company”) and the Sweetwater Investors are concurrently entering into an arrangement agreement dated as of even date herewith (together with any amendments or modifications, the “Arrangement Agreement”) pursuant to which, among other things, the Company will combine with New ParentCo, and the combined company will hold the Sweetwater Investors’ interests in the Sweetwater Assets, in accordance with and pursuant to the terms and conditions of the Arrangement Agreement and the plan of arrangement contemplated therein (the “Proposed Transaction”).

For the purposes of this voting support agreement (this “Agreement”), the term “Subject Shares” shall refer to the 17,978,364 URC Shares that the Shareholder beneficially owns or exercises control or direction over, directly or indirectly, as of the date hereof, and any and all URC Shares of which the Shareholder acquires beneficial ownership, or control or direction over, directly or indirectly, after the date hereof.

This Agreement sets out the terms and conditions on which the Shareholder has agreed to support the Proposed Transaction. The Sweetwater Investors are relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with its execution and delivery of the Arrangement Agreement.

Capitalized terms used in this Agreement and not otherwise defined herein that are defined in the Arrangement Agreement shall have the respective meanings ascribed thereto in the Arrangement Agreement.

ARTICLE 1

COVENANTS OF SHAREHOLDER

1.1	The Shareholder hereby agrees that it shall:

(a)	vote (or cause to be voted) all of the Subject Shares at any meeting of the holders of URC Shares, and in any action by written consent of the holders of URC Shares (unless, and only then to the extent, prohibited by Law):

(i)	in favour of the approval, consent, ratification and adoption of the Proposed Transaction (and any actions required in furtherance thereof) and all other resolutions to be put to the meeting of holders of URC Shares in respect of the Proposed Transaction as contained in the Arrangement Agreement; and

(ii)	against any proposed action by the Company, the holders of URC Shares, any Subsidiary of the Company or any other Person: (A) in respect of any corporate transaction, such as a merger, amalgamation, arrangement, rights offering, reorganization, recapitalization, liquidation or take-over bid or similar transaction involving the Company or URC Shares other than the Proposed Transaction; and (B) that would reasonably be expected to prevent or delay the implementation or the successful completion of the Proposed Transaction, including, without limitation, any Acquisition Proposal; and

(b)	no later than five (5) Business Days prior to the cut-off date for the deposit of votes by proxy or voting instruction form in respect of any meeting of the holders of URC Shares to consider the Proposed Transaction, duly complete (or cause to be completed) and cause forms of proxy or voting instruction forms, as applicable, in respect of all the Subject Shares to be validly delivered and cause the Subject Shares to be voted in favour of the Proposed Transaction, and such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn, unless the prior written consent of the Sweetwater Investors has been obtained or this Agreement has been terminated pursuant to Article 3 of this Agreement.

1.2 The Shareholder hereby agrees that it shall not, directly or indirectly, except in accordance with the terms of this Agreement, as contemplated by the Arrangement Agreement or with the prior written consent of the Sweetwater Investors:

(a)	option, sell, assign, dispose of, pledge, encumber, grant a security interest in or otherwise convey any Subject Shares or any right or interest therein, or agree to do any of the foregoing;

(b)	exercise any securityholder rights or remedies available at common law or pursuant to applicable Law, or take any other action of any kind, in each case that would reasonably be expected to delay or prevent the completion of, the Proposed Transaction;

(c)	solicit, assist, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or entering into any form of agreement, arrangement or understanding) any inquiries or proposals, whether publicly or otherwise, regarding an Acquisition Proposal or potential Acquisition Proposal;

(d)	enter into, engage, continue or participate, directly or indirectly, in any negotiations or discussions regarding, or provide any non-public information with respect to the Company or any of its Subsidiaries, or offer or provide access to the business, properties, assets, books or records of the Company or any of its Subsidiaries or otherwise cooperate in any way with, any Acquisition Proposal or potential Acquisition Proposal;

(e)	requisition or join in a requisition of any meeting of the securityholders of the Company for the purpose of considering any resolution;

(f)	solicit or arrange for the solicitation of proxies relating to, or purchases of or offers to sell, URC Shares or securities convertible into or exchangeable or exercisable for, or representing, URC Shares or act in concert or jointly with any other person for the purpose of acquiring any URC Shares or securities convertible into or exchangeable or exercisable for, or representing, URC Shares for the purpose of influencing the voting of URC Shares or affecting the control of the Company, other than, in the case of proxy solicitation, in support of the Proposed Transaction;

(g)	do indirectly, including through any of its wholly-owned Subsidiaries, anything which would not be permitted to be done directly pursuant to the foregoing provisions of this Section 1.2; or

(h)	take any action to encourage or assist any other Person to do any of the prohibited acts referred to in the foregoing provisions of this Section 1.2.

1.3	The Shareholder covenants and agrees that the Shareholder will not:

(a)	exercise any rights of dissent or appraisal provided under any applicable laws or otherwise in connection with the Arrangement and not exercise any shareholder rights or remedies available at common law or pursuant to applicable securities or corporate laws to delay or prevent the Arrangement; or

(b)	make any statements against the Arrangement or any aspect thereof and to not bring, or threaten to bring, any suits or proceeding for the purpose of, or which has the effect of, directly or indirectly, frustrating, stopping, preventing, impeding, delaying or varying the Arrangement.

1.4 The Shareholder covenants to, at the expense of the Company, use commercially reasonable efforts to take all actions and do all things as are reasonably necessary to co-operate with the Sweetwater Investors and the Company in making all requisite regulatory filings in connection with the Proposed Transaction.

1.5 The Shareholder shall at all times cause any wholly-owned Subsidiaries through which it beneficially owns or exercises control or direction over, directly or indirectly, Subject Shares to act in accordance with the terms of this Agreement, to the extent applicable thereto.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1 The Shareholder represents and warrants as follows and acknowledges that each of the Sweetwater Investors are relying upon such representations and warranties in connection with entering into this Agreement and the Arrangement Agreement:

(a)	(i) the Shareholder beneficially owns, directly or indirectly, or has control or direction over, the Subject Shares comprised of 17,978,364 URC Shares; and (ii) the Shareholder has no agreement or options, or rights or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by it or transfer to it of additional securities of the Company;

(b)	the Shareholder has the sole right to vote (or cause to be voted) all the Subject Shares now held, and will have the right to vote (or cause to be voted) all the Subject Shares hereafter acquired by it;

(c)	no Person has any agreement, option, or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Shareholder of any of the Subject Shares or any interest therein or right thereto;

(d)	the execution and delivery by the Shareholder of this Agreement, the authorization of this Agreement by the Shareholder, and the performance by the Shareholder of its obligations under this Agreement, will not result (with or without notice or the passage of time) in a material violation or breach of or constitute a material default under any provision of: (i) its constating documents or by-laws; (ii) any applicable Law; (iii) any note, bond, mortgage, indenture or contract or agreement to which the Shareholder is party or by which it is bound; or (iv) any judgment, decree, order or award of any Governmental Entity or arbitrator;

(e)	the Shareholder is a corporation duly organized under the Law of its jurisdiction of incorporation and is validly existing;

(f)	the Shareholder has the necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder, and its execution and delivery of this Agreement and the performance by it of its obligations under this Agreement have been duly authorized and no other corporate proceedings on its part are necessary to authorize this Agreement; and

(g)	this Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Law affecting creditors’ rights generally, and to general principles of equity.

2.2 Each of Orion and OTPP, solely on its own behalf and not jointly with the other, represents and warrants as follows and acknowledges that the Shareholder is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	each of the Sweetwater Investors are duly incorporated, formed or organized, as applicable, and validly existing and, where such concept is recognized under applicable Law, in good standing under the Laws of its jurisdiction of incorporation, formation, or continuance;

(b)	the Sweetwater Investors have the necessary corporate power and authority to enter into this Agreement and to perform its obligations hereunder and, its execution and delivery of this Agreement and the consummation by the Sweetwater Investors of the Proposed Transaction have been duly authorized and no other corporate proceedings on its part are necessary to authorize this Agreement;

(c)	this Agreement has been duly executed and delivered by the Sweetwater Investors and constitutes a legal, valid and binding obligation of the Sweetwater Investors, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Law affecting creditors’ rights generally, and to general principles of equity; and

(d)	the authorization of this Agreement, the execution and delivery by the Sweetwater Investors of this Agreement and the performance by it of its obligations under this Agreement, will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of (i) its constating documents or by-laws; (ii) any applicable Law; (iii) any note, bond, mortgage, indenture or contract or agreement to which the Sweetwater Investors is party or by which it is bound; or (iv) any judgment, decree, order or award of any Governmental Entity or arbitrator.

ARTICLE 3

TERMINATION

3.1 This Agreement shall terminate automatically upon the earlier of: (a) the termination of this Agreement by the written consent of each of the Sweetwater Investors and Shareholder; (b) the Arrangement Agreement’s valid termination in accordance with its terms prior to the Effective Time; (c) the Effective Time, and (d) with respect to the Shareholder, by written notice by the Shareholder to the Sweetwater Investors if, without the prior written consent of the Shareholder, the Arrangement Agreement is amended, modified or waived in any manner that decreases the amount of the Consideration to be received by the Shareholder pursuant to the Arrangement Agreement (including the Plan of Arrangement).

3.2 If this Agreement is terminated in accordance with Section 3.1, the provisions of this Agreement will become void and no Party shall have liability to any other Party, except in respect of a breach of this Agreement which occurred prior to such termination.

ARTICLE 4

GENERAL

4.1 The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

4.2 In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

4.3 The Shareholder hereby consents to the disclosure of the substance of this Agreement in any press release or the URC Circular and to the filing of this Agreement as may be required pursuant to applicable Laws. The parties shall co-ordinate in the making and dissemination of any public announcement relating to the subject matter of this Agreement. A copy of this Agreement may be provided to the trustees or directors of each of the parties hereto.

4.4 This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Parties hereto. This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors.

4.5 Time shall be of the essence of this Agreement.

4.6 Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

4.7 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given, sent by electronic mail to the following address, or to such other address or number as shall be specified by a Party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The addresses and numbers for service of each of the Parties hereto shall be as follows:

(a)	if to the Shareholder

Uranium Energy Corp.

1830 – 1188 West Georgia Street,

Vancouver, British Columbia V6E 4A2

Attention:	Amir Adnani, Chief Executive Officer
Email:	[Redacted: personal information]

With a copy (which shall not constitute notice) to:

Sangra Moller LLP

1021 West Hastings Street, Suite 2200

Vancouver, British Columbia V6C 0C3

Attention:	Rod Talaifar
Email:	[Redacted: personal information]

(b)	if to the Sweetwater Investors:

Orion Resource Partners (USA) LP

7 Bryant Park, 1045 Avenue of the Americas, Floor 25

New York, NY 10018

Attention:	Legal
Email:	[Redacted: personal information]

and

Ontario Teachers’ Pension Plan

160 Front Street West, Suite 3200

Toronto, Ontario, M5J 0G4

Attention:	James Sikora and Legal
Email:	[Redacted: personal information]

With a copy (which shall not constitute notice) to:

Torys LLP

79 Wellington St. West

Suite 3000, P.O. Box 270, TD Centre

Toronto, ON M5K 1N2

Attention:	Michael Pickersgill
Email:	[Redacted: personal information]

With a copy (which shall not constitute notice) to:

Sidley Austin LLP

787 7th Ave, New York

NY 10019, United States

Attention:	Andrew J. Fadale
Email:	[Redacted: personal information]

With a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas, United States 75201

Attention:	James R. Griffin
Email:	[Redacted: personal information]

With a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York, United States 10153

Attention:	Alex Lynch
Email:	[Redacted: personal information]

4.8 This Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

4.9 This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

4.10 Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the Ontario courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

4.11 Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

4.12 The Shareholder recognizes and acknowledges that this Agreement is an integral part of the Sweetwater Investors entering into the Arrangement Agreement, and that the Sweetwater Investors would not contemplate proceeding with the transactions contemplated by the Arrangement Agreement unless this Agreement was entered into by the Shareholder, and that a breach by the Shareholder of any covenants or other commitments contained in this Agreement will cause the Sweetwater Investors to sustain injury for which money damages would not be an adequate remedy at law. Therefore, the Shareholder agrees that, in the event of any such breach, each of the Sweetwater Investors shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

4.13 This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by electronic mail shall be as effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF the Parties have signed this Voting Support Agreement.

HRG METALS LP by its general partner HRG METALS GP INC.

By:	/s/ “James Sikora”
Name:	James Sikora
Title:	Authorized Signatory

OMF II ONSHORE GAMMA HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF II INTERMEDIATE HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF III ONSHORE GAMMA HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF ONSHORE OMEGA HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF CO-FUND II HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF II ONSHORE ALPHA HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF II ONSHORE BETA HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF III ONSHORE ALPHA HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF III ONSHORE BETA HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

OMF III INTERMEDIATE HOLDINGS LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

ORION MINE FINANCE GP III LP, by its general partner ORION MINE FINANCE GP III LLC

By:	/s/ “Istvan Zollei”
Name:	Istvan Zollei
Title:	Authorized Signatory

SHAREHOLDER:

URANIUM ENERGY CORP.

By:	/s/ “Josephine Man”
Name:	Josephine Man
Title:	Chief Financial Officer

[Signature page to Shareholder Voting Support Agreement]